UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement

Pursuant to Section 14(f) of the
Securities Exchange Act of 1934

and Rule 14f-1 Thereunder

Commission file number 001-41383

INVESTCORP AI ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Century Yard, Cricket Square Elgin Avenue P.O. Box 1111, George Town Grand Cayman, Cayman Islands	+1 (345) 949-5122
(Address of Principal Executive Offices and Zip Code)	(Registrant’s telephone number, including area code)

(Former Address of Principal Executive Offices and Zip Code)

Approximate Date of Mailing: August 29, 2025

INVESTCORP AI ACQUISITION CORP.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

August 29, 2025

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF INVESTCORP AI ACQUISITION CORP. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “we,” “us,” and “our” refer to Investcorp AI Acquisition Corp.

INTRODUCTION

This Information Statement is being mailed on or about August 29, 2025 to the holders of record at the close of business on August 29, 2025 of the Class A ordinary shares (defined below) of Investcorp AI Acquisition Corp., a Cayman Islands exempted company (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board of Directors”) other than by a meeting of shareholders.

You are receiving this Information Statement in connection with the expected designation of new members to the Board of Directors of the Company pursuant to the terms of a recent transaction involving the Company’s securities. On August 28, 2025, ICE I Holdings Pte. Ltd. (the “Sponsor”) and certain other Company insiders (together with the Sponsor, the “Sellers”) entered into a Purchase Agreement (the “Agreement”) with Samara Special Opportunities (the “Buyer”) pursuant to which, among other things, the Buyer acquired (i) certain of the Sellers’ Class A ordinary shares, par value $0.0001 per share of the Company (each a “Class A ordinary share”), (ii) certain of the Sellers’ private placement warrants (the “Private Warrants”) and (iii) one Class B ordinary share, par value $0.0001 per share of the Company (each a “Class B ordinary share”). The transactions contemplated by the Agreement (the “Transactions”) closed on August 28, 2025 (the “Closing” and such date, the “Closing Date”). In connection with the Closing, the Company implemented the following change in management and the board: as of the Closing Date, Vikas Mittal will replace Nikhil Kalghatgi as Principal Executive Officer and James DeAngelis will replace Dean Clinton as Principal Financial Officer. Additionally, effective as of the Closing Date, each of Nikhil Kalghatgi, Dean Clinton, Rishi Kapoor, Kunal Bahl, Girish Vanvari, Ashwini Asokan, and Manpreet Singh have tendered their resignation as directors, with such resignations effective 10 days following the filing of this Information Statement with the Securities and Exchange Commission and its mailing to the Company’s holders of record. The Company designated Vikas Mittal and James DeAngelis, each as a new director, to fill the vacancies left by Nikhil Kalghatgi and Dean Clinton, effective as of the Closing Date (such new directors, the “14F Directors”).

Please read this information statement carefully. It contains certain biographical and other information concerning the 14F Directors.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER. NO ACTION IS REQUIRED BY OUR SHAREHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN MAJORITY OF BOARD OF DIRECTORS

The current directors of the Company immediately prior to the Closing were Nikhil Kalghatgi, Dean Clinton, Rishi Kapoor, Kunal Bahl, Girish Vanvari, Ashwini Asokan, and Manpreet Singh. Nikhil Kalghatgi and Dean Clinton have tendered their resignation as directors to be effective as of the Closing Date. Each aforementioned individual has tendered their resignation as directors, effective 10 days following the filing of this Information Statement with the Securities and Exchange Commission and its mailing to the Company’s holders of record.

Pursuant to the Agreement, two individuals, Vikas Mittal and James DeAngelis, will replace Nikhil Kalghatgi, Dean Clinton, Rishi Kapoor, Kunal Bahl, Girish Vanvari, Ashwini Asokan, and Manpreet Singh as directors of the Company.

To the Company’s knowledge, the appointee has not been the subject of any bankruptcy petition filed by or against any business of which the appointee was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission (the “SEC”) or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

No action is required by our shareholders in connection with this Information Statement.

VOTING SECURITIES

As of the date hereof, our authorized capitalization consisted of 479,000,000 Class A ordinary shares, of which 6,494,770 shares were issued and outstanding, 20,000,000 Class B ordinary shares, of which one share was issued and outstanding, and 1,000,000 preference shares, of which none were issued and outstanding.

Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of our shareholders except as required by law.

Each of the members of our board of directors serve for a term of two years. Prior to the closing of a business combination the Company may by ordinary resolution of the holders of Class B ordinary shares appoint all of the directors. Our shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

Because our amended and restated memorandum and articles of association authorize the issuance of up to 479,000,000 Class A ordinary shares, if we were to enter into a business combination, we may (depending on the terms of such a business combination) be required to increase the number of Class A ordinary shares which we are authorized to issue at the same time as our shareholders vote on the business combination to the extent we seek shareholder approval in connection with our initial business combination.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of the ordinary shares as of the Closing, based on information obtained from the persons named below, with respect to the beneficial ownership of ordinary shares, by:

●	each person known by us to be the beneficial owner of more than 5% of our issued and outstanding ordinary shares;

●	each of our current executive officers and directors that beneficially owns ordinary shares;

●	all of our current executive officers and directors as a group;

●	each of the new executive officers and 14F Directors; and

●	all of our new executive officers and 14F Directors as a group.

As of the Closing Date, there were a total of 6,494,771 ordinary shares outstanding, of which 6,494,770 are Class A ordinary shares and one is a Class B ordinary share. Unless otherwise indicated, it is believed that all persons named in the table below have sole voting and investment power with respect to all ordinary shares beneficially owned by them. The table below does not include any Ordinary Shares underlying our outstanding warrants because these securities are not exercisable within 60 days of the date hereof.

	Class A ordinary shares		Class B ordinary shares(2)
Name of Beneficial Owners(1)	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class	Approximate Percentage of Voting Control
Current Directors and Executive Officers
Nikhil Kalghatgi	-	-	-	-	-
Dean Clinton	-	-	-	-	-
Rishi Kapoor	-	-	-	-	-
Kunal Bahl	-	-	-	-	-
Girish Vanvari	-	-	-	-	-
Ashwini Asokan	-	-	-	-	-
Manpreet Singh	-	-	-	-	-
All current officers and directors as a group (seven individuals)	-	-	-	-	-
New Executive Officers and 14F Directors(1)
Vikas Mittal(3)	4,528,124	69.7%	1	100%	69.7%
James DeAngelis	-	-	-	-	-
Five Percent Holders		-	-	-	-
Samara Special Opportunities(3)	4,528,124	69.7%	1	100%	69.7%
ICE I Holdings Pte. Ltd.(4)	1,940,626	29.9%	-	-	29.9%

*	Less than one percent.

(1)	Unless otherwise noted, the business address of each of the beneficial owners named in the table below is Century Yard, Cricket Square, Elgin Avenue, PO Box 1111, George Town Grand Cayman, Cayman Islands KY1-1102. The business address of our new executive officer and 14F directors is 1200 N. Federal Hwy #200, Boca Raton, FL 33432.
(2)	Class B ordinary shares are convertible into Class A ordinary shares on a one-for-one basis, subject to adjustment pursuant to the anti-dilution provisions contained therein. Class B ordinary shares otherwise have the same rights as Class A ordinary shares, except that prior to our initial business combination, only Class B ordinary shares have the right to vote in the election of directors.
(3)	The shares reported in this row are held of record by the Buyer, Samara Special Opportunities, a Cayman Islands company. Vikas Mittal, our Principal Executive Officer Director, is the sole director of the Buyer, and as such, has voting and investment discretion with respect to the shares held of record by Buyer and may be deemed to have beneficial ownership of such shares. Mr. Mittal disclaims beneficial ownership of the securities held by Buyer other than to the extent of his direct or indirect pecuniary interest in such securities. The business address of the Buyer is Cassia Court, Suite 716, 10 Market Street, Camana Bay, Grand Cayman, Cayman Islands.
(4)	ICE I Holdings Pte. Ltd. is the record holder of the shares reported herein. Our Sponsor is governed by a board of directors consisting of Lee Lai Juan and Tang Yong Ching. Lee Lai Juan is responsible for day-to-day management of ICE I Holdings Pte. Ltd. Lee Lai Juan has voting and investment discretion for and on behalf of ICE I Holdings Pte. Ltd. with respect to the ordinary shares held of record by ICE I Holdings Pte. Ltd.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The Company’s Board of Directors has appointed Vikas Mittal and James DeAngelis as new members of the Board of Directors, effective as of the Closing Date.

Under the terms of the Agreement, upon the Company meeting its information obligations under the Exchange Act, including the filing and mailing of this Information Statement, the Board of Directors of the Company will consist of one director, until his successor shall have been duly elected or appointed and qualified or until his earlier death, resignation or removal in accordance with the Company’s amended and restated articles of Association.

The following sets forth information regarding (i) the Company’s officers and directors as of immediately prior to the Closing and (ii) the 14F Directors and incoming officers. Except with respect to the Agreement, there is no agreement or understanding between the Company and each current or proposed officer or director pursuant to which he or she was selected as an officer or director.

Name	Age	Position
Nikhil Kalghatgi	39	Outgoing Principal Executive Officer and Director
Dean Clinton	53	Outgoing Principal Financial Officer and Director
Rishi Kapoor	56	Outgoing Director
Kunal Bahl	39	Outgoing Director
Girish Vanvari	50	Outgoing Director
Ashwini Asokan	42	Outgoing Director
Manpreet Singh	40	Outgoing Director
Vikas Mittal	44	14F Director and Incoming Principal Executive Officer
James DeAngelis	65	14F Director and Incoming Principal Financial Officer

The experience of our directors and executive officers as of immediately prior to the Closing is as follows:

Nikhil Kalghatgi. Nikhil Kalghatgi has been our Principal Executive Officer and has served as Director since our inception. Mr. Kalghatgi has been the Head of Alternative Investments at S.P. Hinduja Banque Privee since 2020. He was previously a Partner at CoVenture primarily investing in high-yield asset-backed credit opportunities and creating quantitative trading strategies. CoVenture’s investment areas primarily included fintech, special situations and emerging assets. Mr. Kalghatgi was also a founding Partner at CoVenture Crypto, a multi-strategy cryptocurrency asset management firm backed by SBI Holdings, with a quantitative trading fund, smart-beta fund and venture capital investments. Prior to this, he was a Partner at Vast Ventures, investing in early-stage and late-stage companies. He has invested across technology including space exploration, consumer, healthcare, software, and transportation. He has also previously been a Principal at Softbank, founder of Partner 6, investing in large-cap, value-based strategies, and joined the founding team of Localytics building mobile analytics. He also spent several years in the military intelligence sector at the MITRE Corporation. Mr. Kalghatgi holds a Bachelor of Science and a master’s degree in engineering from Tufts University and an MBA from Harvard Business School. Mr. Kalghatgi is well qualified to serve on our board due to his extensive experience in investment and mergers and acquisitions.

Dean Clinton. Dean Clinton has been our Principal Financial Officer since our inception. Mr. Clinton is the Cayman Islands Country Officer overseeing activities specific to Investcorp’s Cayman Islands operations. Mr. Clinton has been with Investcorp for more than 10 years having joined the Company in 2010. Prior to his current role, he was based in Bahrain as the Head of Operations for Investcorp’s hedge funds line of business. Prior to his tenure with Investcorp, Mr. Clinton worked within fund administration for Fortis Prime Fund Solutions as the Head of Operations for their Europe region, Mr. Clinton holds an Honours Bachelor of Accounting Science degree from the University of South Africa and is a member of the South African Institute of Chartered Accountants.

Rishi Kapoor. Rishi Kapoor has served on our board of directors since March 10, 2021. Mr. Kapoor has been the Co-Chief Executive Officer at Investcorp since 2015. He oversees the Firm’s private equity businesses in North America and India, as well as the real estate, credit management, absolute returns and strategic capital businesses globally. He has held several leadership positions at Investcorp, including Senior Internal Auditor, Head of Applications Development, Head of Business Analysis, Planning and Reporting and Head of Financial Management. He was Investcorp’s Chief Financial Officer until 2015. He joined Investcorp in 1992 from Citicorp, where he spent four years as a project manager in Citicorp’s systems consulting subsidiary for global financial institutions. He holds a B. Tech in Electrical and Computer Engineering from the Indian Institute of Technology in Kanpur, India, and an MBA from Duke University. Mr. Kapoor is a member of Duke University’s Middle East regional advisory board. He is also a member of the Board of Directors for National Bank of Bahrain, Gulf Air Group, Bahrain Airport Company and Gulf Aviation Academy. In 2019, Mr. Kapoor was recognized by Forbes Middle East as one of the top 10 Indian executives making an impact in the Middle East, and Top CEO Middle East recognized Mr. Kapoor as one of the top CEOs in the GCC financial services and investment sector. Mr. Kapoor is well qualified to serve on our board due to his extensive experience in investment and mergers and acquisitions experience in North America and India.

Kunal Bahl. Kunal Bahl has served on our board of directors since June 2021. Mr. Bahl is the CEO and Co-founder of Snapdeal.com – India’s leading, value e-commerce marketplace. The company has raised capital from leading global investors such as Softbank, Temasek, Blackrock, Mr. Ratan Tata, Premji Invest, among others. Mr. Bahl is also an active early-stage investor through Titan Capital, having invested in 150+ technology companies in India, US and South East Asia, across consumer internet, fintech, direct to consumer brands, AI and deep-tech. Some of his notable investments include Ola Cabs, Razorpay, Urban Company, Shadowfax, Mamaearth, among others. Previously, he has also worked with companies such as Deloitte Consulting and Microsoft in the U.S. Mr. Bahl is an engineer from the University of Pennsylvania and holds a business degree from The Wharton School, where he was part of the prestigious Management & Technology program. He has also been serving on the Board of Governors of Indian Council for Research on International Economic Relations (ICRIER), a leading economic think-tank based in New Delhi, since 2015. He is also a NASSCOM Executive Committee since 2019. He is the current Chairman of CII National Committee. He serves as an Independent Director on the board of Piramal Enterprises Limited, a leading publicly listed India pharma and financial services conglomerate. He is also a part of the National Startup Advisory Council, a government constituted group to advise on promoting the Indian startup ecosystem. He has been the recipient of various awards including Ernst & Young Entrepreneur of the Year (Startup) (2014), Fortune Global 40 under 40 (2014), The Economic Times Entrepreneur of the Year (2015), The Joseph Wharton Award for Young Leadership (2018), and The Economic Times Comeback Award (2019), among others. Mr. Bahl is well qualified to serve on our board due to his extensive experience in the technology industry and investment experience in North America, India and South East Asia.

Girish Vanvari. Girish Vanvari has served on our board of directors since June 2021. Mr. Vanvari is the Founder of Transaction Square – a tax, regulatory and business advisory firm in India — where he has worked since 2018. He has over 27 years of consulting experience across multiple leading firms. He previously worked over 13 years with KPMG where he was the National Leader for Tax in his last serving role and also part of the India Leadership Team at KPMG. In his role, he interacted extensively with business owners and leaders across sectors in India and overseas. Prior to KPMG, he was at Arthur Andersen for over a decade. He has worked with many large multinationals and Indian promoter companies across many sectors advising them on various business, tax and regulatory issues. Mr. Vanvwari holds a Chartered Accountancy degree in India and a Bachelor’s degree from Narsee Monjee College of Commerce and Economics. Mr. Vanvari is well qualified to serve on our board due to his extensive experience in financial, tax and regulatory work.

Ashwini Asokan. Ashwini Asokan has served on our board of directors since June 2021. Ms. Asokan is the CEO and Co-founder of Mad Street Den (MSD) — one of the world’s foremost AI startups ushering in an era of AI-native and AI-first businesses around the globe. The company’s horizontal AI platform, Blox, is helping some of the world’s largest businesses across retail, healthcare, media, and finance industries to meaningfully adopt AI in their day-to-day operations. Ms. Asokan is known for her work in building some of the world’s top AI talent. She is also an active early-stage investor with investments spanning deep tech, SaaS, life sciences and women-led businesses, besides also investing in early-stage VC funds. Ms. Asokan holds several patents across disciplines and a range of awards, including Fortune’s 40 under 40 and Forbes women in power 2021. A graduate of Carnegie Mellon University, Ms. Asokan’s work over the last two decades sits at the intersection of Artificial Intelligence, Product Design and human-centric systems and processes. She has spent much of her career working on bringing AI from the Science and Tech labs of the world, applied meaningfully and made accessible to people across the globe. Prior to starting her own company, Ms. Asokan led Mobile Innovation efforts as part of Intel Labs in California, driving research and development of AI & mobile products.

Manpreet Singh. Manpreet Singh has served on our board of directors since June 2021. Mr. Singh, CFA, is the founder and Chief Investment Officer of Singh Capital Partners (SCP), a multifamily office that directs investments into venture capital, private equity, and real estate. SCP invests capital on behalf of Fortune 500 CXOs, unicorn founders, and operators and has executed investments in North America, Europe, and Asia. Mr. Singh has made over 50 private investments over the last decade including Baazarvoice, Alibaba, Uber, Spotify, Duo, PayTM, Impossible Foods, Cohesity, DocSend, SoFi, Carta, SpaceX, MindBody, Robinhood, and Postmates. Prior to starting SCP, Mr. Singh was the Co-Founder and President of TalkLocal, a venture backed local services marketplace that serviced customers in 49 states and placed over 2 million calls to contractors. Prior to TalkLocal, Mr. Singh was the longest tenured employee at Profit Investment Management (PIM), a DC-based firm where he helped to grow assets under management from $20 million to over $2 billion through various roles in trading, marketing, research, investing, and operations. He was eventually responsible for managing over $1 billion invested across technology companies globally while at the firm. Mr. Singh serves on the boards of Acquco, US Inspect, Snowball Industries, Embrace Software, Shukr Investments, TalkLocal, the Suburban Hospital Foundation, and the Dingman Center at the Smith School of Business. Mr. Singh received his MBA from the Wharton School of Business in Entrepreneurship, Finance, and Real Estate. He also holds a B.S. in Finance with a citation in Entrepreneurship from the University of Maryland, College Park, and is a CFA charterholder.

The experience of our 14F Director is as follows:

Vikas Mittal. Vikas Mittal has served as our Principal Executive Officer and Director since the Closing Date. Mr. Mittal has served as the Managing Member and Chief Investment Officer of Meteora Capital, LLC (“Meteora Capital”) since January 2022. Over Mr. Mittal’s 20 years on the buy-side as a principal investor, he has deployed capital across event-driven investment strategies. Prior to Meteora Capital, Mr. Mittal was an investment professional and member of Glazer Capital, LLC (“GCM”), having joined GCM in 2005. Before transitioning to the buy-side, Mr. Mittal was part of the founding team that launched Raymond James’ TMT investment banking practice in Palo Alto, California, in 2002 focusing on mid-market mergers and acquisitions and private placements. Mr. Mittal currently serves in roles at other special purpose acquisition companies, including Chief Executive Officer and Chief Financial Officer of Investcorp Europe Acquisition Corp I, Chief Financial Officer of Berto Acquisition Corp., and Chairman and Chief Financial Officer of CSLM Digital Asset Acquisition Corp III Ltd. Mr. Mittal earned a B.S. in Finance from University of Florida, summa cum laude, and earned an MBA from NYU Stern School of Business. Mr. Mittal is also a CFA holder. We believe that Mr. Mittal is well qualified to serve as a director due to his extensive professional investment background and his experience in transactions with special purpose acquisition companies.

James DeAngelis. James DeAngelis has served as our Principal Financial Officer and Director since the Closing Date. James brings over 30 years of executive financial and operational experience in CFO and COO roles for public and private companies focused on technology-driven industries, including financial services, big data, BioTech, MedTech, e-commerce, clean tech, and specialty materials. Jim has served as Director of Digital Transformation and segment CFO-KGS (Kroll, LLC), CFO & COO Verus Analytics, LLC. Before Verus, he served in various C-Suite roles at a series of portfolio companies in the Putnam Partners, LLC. Prior to Putnam, he served in various C-Suite roles in a series of public companies (NASDAQ, AMEX) including Commodore Environmental Services, Commodore Applied Technologies and Commodore Separation Technologies. James graduated from The University of Connecticut with B.S degrees in biology and physiology, and from Thunderbird School of Global Management with a Masters in International Management. Additionally, he is a graduate of the certificate program from Harvard Business Analytics Program (HBAP).

Family Relationships

No family relationships exist between any of our current or former directors or executive officers.

Involvement in Certain Legal Proceedings

To the knowledge of our management, there was no material proceeding to which any 14F Director or new executive officer, or any associate thereof, is a party adverse to us or has a material interest adverse to us.

Number and Terms of Office of Officers and Directors

Each of our directors serves a two-year term. There is no requirement under the Companies Act for us to hold annual or extraordinary general meetings or appoint directors. We may not hold an annual general meeting to appoint new directors prior to the consummation of our initial business combination. Following the Closing Date, the term of office of our directors, consisting of Vikas Mittal and James DeAngelis, will expire at our first annual meeting of shareholders.

Our officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors, rather than for specific terms of office. Our Board of Directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate. Our amended and restated memorandum and articles of association provides that the Board of Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting.

Board Committees

We are currently quoted on the OTC Pink Sheets under the symbol “IVCAF.” The OTC Pink Sheets does not have any requirements for establishing any committees. For this reason, and although we previously adopted certain committee charters and established certain committees, we are not currently maintaining any committees. All functions of an audit committee, nominating committee and compensation committee will be performed by our Board of Directors.

Our Board of Directors believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by the Board of Directors without the formality of a nominating committee or a nominating committee charter. We have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

Guidelines for Selecting Director Nominees

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders. Prior to our initial business combination, holders of our public shares will not have the right to recommend director candidates for nomination to our board of directors.

Director Independence

The OTC Pink Sheets does not maintain any standards regarding the “independence” of the directors for our Board of Directors, and we are not otherwise subject to the requirements of any national securities exchange or an inter-dealer quotation system with respect to the need to have a majority of our directors be independent.

Delinquent Beneficial Ownership Reports

Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than 10% of our ordinary shares to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file. To the Company’s knowledge, during the year ended December 31, 2023, there were no delinquent filers.

EXECUTIVE COMPENSATION

Executive Officer and Director Compensation

None of our officers or directors have received or, prior to our Initial Business Combination, will receive any cash compensation for services rendered to us. Commencing on the date that our securities are first listed on the Nasdaq through the earlier of consummation of our Initial Business Combination and our liquidation, we will reimburse our Sponsor for office space, utilities and secretarial and administrative services provided to us in the amount of $10,000 per month. In addition, our Sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable Initial Business Combinations. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, officers, directors or our or any of their affiliates.

After the completion of our Initial Business Combination, directors or members of our management team who remain with us may be paid consulting, management or other compensation from the combined company. Additionally, certain directors may receive additional compensation in the form of equity interests of the Sponsor for their services. All compensation will be fully disclosed to shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our shareholders in connection with a proposed Initial Business Combination. It is unlikely the amount of such compensation will be known at the time, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our officers after the completion of our Initial Business Combination will be determined by a compensation committee constituted solely by independent directors.

We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment. The existence or terms of any such employment or consulting arrangements may influence our management’s motivation in identifying or selecting a target business, and we do not believe that the ability of our management to remain with us after the completion of our Initial Business Combination should be a determining factor in our decision to proceed with any potential Initial Business Combination.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

On March 12, 2021, the Company issued an aggregate of 7,187,500 Class B ordinary shares (the “Founder Shares”) to the Sponsor for an aggregate purchase price of $25,000. In March 2022, the Sponsor surrendered, for no consideration, 718,750 founder shares, resulting in the Sponsor holding 6,468,750 founder shares for an aggregate purchase price of $25,000 or approximately $0.0039 per share. The Founder Shares included an aggregate of up to 843,750 shares subject to forfeiture by the Sponsor to the extent that the underwriter’s over-allotment was not exercised in full or in part, so that the Sponsor will collectively own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering.

As a result of the underwriter’s election to exercise their over-allotment option simultaneously with the Initial Public Offering, 843,750 Founder Shares are no longer subject to forfeiture.

On August 12, 2024, the Sponsor elected to convert 6,468,749 Founder Shares into Class A ordinary shares, on a one-to-one basis, pursuant to the terms of the Amended and Restated Articles and Memorandum of Association of the Company. The Sponsor currently holds one Founder Share.

The Sponsor has agreed not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination or (B) the date on which the Company completes a liquidation, merger, capital stock exchange or similar transaction that results in the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property. Notwithstanding the foregoing, if the last sale price of the Company’s Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 120 days after the Business Combination, the Founder Shares will be released from the lock-up.

In order to finance transaction costs in connection with a Business Combination, the Company’s Sponsor, an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required. Such Working Capital Loan would be evidenced by promissory notes. The notes would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $3,000,000 of notes may be converted upon consummation of a Business Combination into warrants at a price of $1.00 per warrant. The warrants will be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loan, but no proceeds held in the Trust Account would be used to repay the Working Capital Loan.

On December 8, 2023, the Company entered into a non-interest bearing convertible unsecured loan in the principal amount of up to $3,000,000 from the Sponsor to provide the Company with additional working capital and to fund the Extension Contributions. The loan constitutes a Working Capital Loan as defined above. The loan does not bear any interest and will be repayable by the Company to the Sponsor upon the later of: (i) promptly after the date the business combination is consummated and (ii) May 12, 2027 (as amended). The portion of the loan used to provide the Company with additional working capital will not be deposited into the Trust Account. If the Company does not consummate an Initial Business Combination during the Combination Period, the loan will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. The loan is convertible into Private Placement Warrants at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants in connection with the initial public offering. The conversion option represents an embedded derivative under ASC 815-15, “Embedded Derivatives.” The Company has determined that based on the valuation of its Private Placement Warrants and the fact that a Business Combination is not considered probable until such time as it is consummated, the value of this conversion option is de minimis. As of June 30, 2025 and December 31, 2024, there were $2,836,172 and $1,790,000 outstanding under the Working Capital Loan, respectively.

The Sponsor has paid expenses on behalf of the Company. This amount is not interest bearing and due on demand by the Sponsor. As of June 30, 2025 and December 31, 2024, there were $161,324 and $301,557 due to Sponsor, respectively.

On August 9, 2023, the Sponsor agreed to loan the Company an aggregate of up to $1,200,000 to cover expenses related to the Extension Contributions (the “2023 Notes”). On August 12, 2024, the 2023 Notes were amended to increase the maximum aggregate amount for the monthly Extension Contributions to $1,650,000. The first draw was made on the aforementioned date for the amount of $100,000, with a further eight draws of $100,000 through September 30, 2024 and thereafter $150,000 drawn in October 2024 for fourth quarter of 2024, and $150,000 and $200,000 were drawn for the first quarter and second quarter of 2025. The 2023 Notes are non-interest bearing and are payable on the later of (i) May 12, 2027 (as amended), or (ii) the consummation of a Business Combination. Upon receiving notice of the closing of a Business Combination, the Sponsor shall convert the unpaid principal balance of the 2023 Notes into a number of non-transferable, non-redeemable ordinary shares of the Company equal to (x) the principal amount of the 2023 Notes being converted, divided by (y) the conversion price of $10.00, rounded up to the nearest whole number of shares. If the Company does not consummate an Initial Business Combination during the Combination Period, (i) the 2023 Notes will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven, and (ii) the 2023 Notes will end up having no underlying value, and as a consequence, result in a loss of capital for the Sponsor because the Sponsor has waived any and all rights to amounts contained in the Trust Account. As of June 30, 2025 and December 31, 2024, the outstanding principal balance was $1,650,000 and $1,450,000, respectively.

Commencing on the date of the Initial Public Offering and until completion of the Company’s initial business combination or liquidation, the Company will make a payment of a monthly fee of $10,000 to the Sponsor for office space, utilities and secretarial and administrative services provided to the Company. As of June 30, 2025 and December 31, 2024, there was $270,000 and $210,000 recorded in accrued expenses, respectively.

Subsequent to June 30, 2025, the Company has repaid, restructured or otherwise satisfied liabilities in the aggregate amount of approximately $6.2 million, including a write-off of approximately $4.9 million of liabilities owed to the Sponsor.

In connection with the Transactions, Sellers transferred an aggregate of 4,528,124 Class A ordinary shares (the “Seller Class A Shares”), one Class B ordinary share and 11,261,250 Private Warrants (the “Seller Private Warrants”) to the Buyer. As a principal of the Buyer, Mr. Mittal also has an indirect interest in the Seller Class A Shares, the Class B ordinary share and the Seller Private Warrants.

Policy for Approval of Related Party Transactions

As of the filing of this Schedule 14f-1, we are not maintaining formal policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors and principal stockholders.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Forms 10-K and 10-Q, respectively, with the SEC. Copies of such material can be obtained on the SEC’s website (http://www.sec.gov) that contains the filings of issuers with the SEC through the EDGAR system.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

INVESTCORP AI ACQUISITION CORP.

Dated: August 29, 2025

By:	/s/ Vikas Mittal
Vikas Mittal
Chief Executive Officer